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CALIFORNIA
DELAWARE
ILLINOIS
NEW JERSEY
NEW YORK
PENNSYLVANIA
WASHINGTON D.C.
WISCONSIN

January 19, 2012

VIA EDGAR

Rebecca Marquigny, Esq,
Division of Investment Management
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Principal Variable Contracts Funds, Inc. (811-01944)
Preliminary Proxy Statement on Schedule 14A

Dear Ms. Marquigny:

On behalf of Principal Variable Contracts Funds, Inc. (“PVC”), this letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), which you communicated to me by telephone on January 13, 2012, with respect to PVC’s preliminary proxy statement on Schedule 14A which was filed with the Commission on January 6, 2012 (the “Proxy Statement”).  Capitalized terms used but not defined herein have the meanings given them in the Proxy Statement.  Changes in response to the Staff’s comments will be made in PVC’s definitive Proxy Statement.
Comment 1.  Please present more prominently the information on p. 8 regarding obtaining copies of PVC’s annual and other reports.

Response:  The requested change will be made.

Comment 2.   With reference to the paragraph on p. 9 captioned “Voting Rights,” please: (a) add a summary sentence explaining in plain English the meaning of “majority of the outstanding voting securities”; and (b) explain the meaning of “plurality.”

Response:   The disclosure will be revised to explain (a) that, under  the 1940 Act definition, a proposal may be approved by as little as approximately one-third of the outstanding voting securities and (b) that, with respect to the election of Directors, those nominees receiving the highest number of votes cast at the Meeting will be elected.

Comment 3.  Under “Quorum Requirements” on p. 9, please indicate if there is a minimum number of contract owner votes necessary for a quorum or, if not, the impact on quorum requirements of proportional voting.

Established 1849

Rebecca Marquigny, Esq, January 19, 2012 Page 2

Response:  Proportional voting is explained on p. 9 under “Contract Owner Voting Instructions.”  The effect of proportional voting as described in this paragraph will be expanded to explain in substance that, as a result of proportional voting, it is unlikely that quorum requirements for the Meeting will not be satisfied.

Comment 4.  In the paragraph on p. 9 captioned “Contract Owner Voting Instructions,” please highlight the sentence beginning: “If a card is not marked to indicate. . . .”

Response:  The requested change will be made.

Comment 5.   In the first paragraph under Proposal 1, please highlight the sentence beginning “Unless you do not authorize it . . . .”

Response:  The requested change will be made.

Comment 6.  Please explain the reasons for increasing the size of the Board to fourteen  members.

Response:  The introductory paragraph under Proposal 1 will be revised to state substantially as follows:

At its December 11-12, 2011 meeting, the Board increased the number of Directors from twelve to fourteen and named the fourteen persons listed below as nominees for election as Directors.  Unless you do not authorize it, your proxy will be voted in favor of the fourteen nominees.  Eleven of the nominees currently serve as Directors.  Two other nominees, Mr. Leroy T. Barnes, Jr.  and Mr. Tao Huang, were elected by the Board to begin serving as Directors effective at the Board meeting scheduled for March 2012.  The final nominee, Mr. Michael J. Beer, will become a Director effective at the Board meeting scheduled for June 2012 if he is elected as a Director at the Meeting.  The increase in the size of the Board is intended to permit the new Directors to have for a period of time the benefit of the continued service of two current Directors who, as described below and consistent with PVC’s retirement policy, will retire from the Board following its December 2012 meeting.

Comment 7.  Please explain the role of PFI and clarify whether the PVC vote will elect a single Board for both PVC and PFI or, if a separate Board, what happens if the PVC and PFI election results are different.

Response:  The last sentence of the third paragraph under Proposal 1 will be revised to state substantially as follows:

Rebecca Marquigny, Esq, January 19, 2012 Page 3

All individuals who are current Directors of PVC also serve as directors of Principal Funds, Inc. (“PFI”), another mutual fund sponsored by Principal Life, and all individuals who are nominees as Directors of PVC are also currently standing as nominees for election as directors of PFI and, if elected by its shareholders, will serve as directors of PFI.  If the same individuals are not elected by the shareholders of both PVC and PFI, the compositions of their boards will differ.  PVC and PFI (collectively, the “Fund Complex”) currently offer shares of a combined total of 97 portfolios or funds.

Comment 8.  On pp. 10 and 14 under Proposal 1, please make the references to the election to the Board of Mr. Beer conditional.

Response:  The requested change will be made.

Comment 9.  In the comment response letter, please confirm that the Proxy Statement includes all the information required by Item 407(c)(2)(vii) of Regulation S-K.

Response:   PVC confirms that the Proxy Statement includes all the information required by Item 407(c)(2)(vii) of Regulation S-K.

Comment 10.  On pp. 12-13, please clarify that the footnote to the “Officers of PVC” table also applies to the “Interested Directors” table.

Response:  The requested clarification will be made.

Comment 11.   With reference to the Directors’ share ownership tables on pp. 18  and 19, please clarify that the dollar ranges shown for the Fund Complex include shares of funds of PFI as well as PVC.

Response:  The requested clarification will be made.

Comment 12.  Under “Required Vote” on p. 20, please state what will happen if one or more director nominees is not elected.

Response:  The requested disclosure will be made.

Comment 13.  Please clarify that, under Proposal 2, shareholders are being asked to approve the amended Articles as a whole and not in separate parts.

Response:  The requested clarification will be made.

Comment 14.   Please confirm in the response letter that the impact of each proposed change of a fundamental restriction is the same for all 34 Funds, including funds of funds, or, if not, identify in the Proxy Statement the funds that may incur greater risk as a result of a change.

Rebecca Marquigny, Esq, January 19, 2012 Page 4

Response:  PVC believes that the proposed amendments will affect the Funds in substantially the same manner except in a few instances which are described in the Proxy Statement.  The proposed changes in fundamental restrictions are principally intended to standardize such restrictions for the Fund Complex and to accommodate future regulatory changes without the need for further shareholder action.  The proposed amendments relating to senior securities and concentration do not entail substantive changes to the current such restrictions.  The proposed amendments relating to commodities, real estate and short sales would change restrictions that are currently the same for each of the Funds and provide for new restrictions that would be the same for each of the Funds and would permit each of the Funds, to the same extent, to invest in commodities, purchase and sell real estate and engage in short sales.  Under the proposed amendment relating to making loans, all of the Funds would be able to participate in an interfund lending facility to the same extent as the two Funds that are identified in the proxy statement as having current restrictions that already permit such participation.  The main impact of the proposed amendment relating to diversification would be to clarify that when PVC makes determinations regarding diversification, it will treat securities issued by other investment companies in the manner prescribed by the definition of “diversified company” in Section 5 of the 1940 Act.  PVC does not expect that the proposed changes will have a materially different impact on the funds of funds than on the other Funds.  If an amended restriction would permit the Funds to engage in activity that was not permitted under the current restriction and if that activity involves risks, the Proxy Statement discloses such risks and notes that the Funds adopting the amended restriction will become subject to those risks to the extent they pursue the newly permitted activity in the future.
Comment 15.   In the first paragraph under Proposal 3(f), please change “more than 25%” to “25% or more.”

Response:  The requested change will be made.

Comment 16.   In the first sentence of the last paragraph under Proposal 3(g), please delete the qualifying language “at this time” or explain whether the risk is expected to increase materially in the future.

Response:  The disclosure will be revised to clarify that a Fund which determines in the future to engage in short sales will be subject to increased risk that may be material.

Comment 17.   Please confirm that the share ownership information that is missing from Appendix A will be included in PVC’s definitive Proxy Statement.

Rebecca Marquigny, Esq, January 19, 2012 Page 5

Response:  PVC confirms that the definitive Proxy Statement will include the Appendix A share ownership information.

The definitive Proxy Statement may also contain certain conforming changes reflecting Staff comments on substantially the same proposals included in another preliminary proxy statement relating to other Fund Complex funds.

*  *  *  *

PVC understands that it is responsible for the accuracy and adequacy of the disclosure in the Proxy Statement and that Staff comments on the disclosure or PVC’s changes in the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement.  In addition, PVC understands that it may not assert Staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 202-230-5425 or John W. Blouch of this office at 202-230-5422 if you have any questions or further comments.  Thank you.

Very truly yours, /s/ Bruce W. Dunne Bruce W. Dunne